

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047146

March 9, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Re: The Boeing Company
Incoming letter dated March 1, 2005

Dear Ms. Morgan:

This is in response to your letter dated March 1, 2005 concerning the shareholder proposal submitted to Boeing by Ray T. Chevedden. We also have received letters on the proponent's behalf dated March 2, 2005, March 4, 2005, and March 7, 2005. On January 17, 2005, we issued our response expressing our informal view that Boeing could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).


RECD S.E.C.
MAR 1 1 2005
1086

Sincerely,

Martin P. Dunn /JAI

Martin P. Dunn
Deputy Director


PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RECEIVED
2005 MAR -2 PM 4:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

March 1, 2005


MAR 0 2 2005
WASH. D.C.
202
SECTION

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION—Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are in receipt of your January 17, 2005 response to our no-action letter request dated December 21, 2004 (the "***No-Action Request***"), setting forth grounds for omission of a shareholder proposal (the "***Proposal***") submitted to The Boeing Company (the "***Company***") by Ray Chevedden, with John Chevedden as proxy (the "***Proponent***"), for inclusion in the Company's 2005 proxy statement and form of proxy (the "***2005 Proxy Materials***").

We are submitting this supplemental letter (the "***Request for Reconsideration***") to you to respectfully request that you reconsider your disposition of the No-Action Request and that, based on the new facts provided in this letter, you confirm that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 14a-8(j), on behalf the Company, the undersigned hereby files six copies of this letter and the No-Action Request, which is attached to this letter as **Exhibit A**. We are also simultaneously forwarding a copy of this letter via email and overnight courier, with copies of all enclosures, to Mr. John Chevedden, proxy for Mr. Ray Chevedden, as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company.

We would very much appreciate a response from the Staff on the Request for Reconsideration as soon as practicable so that the Company can meet its printing and mailing schedule for the

2005 Proxy Materials. The Company anticipates that the 2005 proxy statement and form of proxy will be finalized for printing on or about March 11, 2005. Accordingly, your prompt review of this matter would be greatly appreciated.

Background

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.*

The No-Action Request asserted various bases upon which the Proposal, or portions thereof, is properly excludable from the 2005 Proxy Materials, specifically that the Proposal was properly excludable pursuant to Rule 14a-8(i)(10), as substantially implemented, because the Company's Board had adopted a policy statement relative to a shareholder rights plan. The Company's request for relief under Rule 14a-8(i)(10) was denied.

Effective February 23, 2005, the Company's Board has adopted the following revised policy statement (the "***Revised Policy Statement***"):

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a shareholder vote or redeem the plan or cause it to expire.

A certified copy of the Board resolution setting forth the Revised Policy Statement is attached to this letter as **Exhibit B**. The Revised Policy Statement will be included in the Company's revised corporate governance guidelines that will be available on the Company's web site and disseminated in its 2005 proxy statement.

Request for Reconsideration

In our view, the Revised Policy Statement fully accords with the similar policy statement of Raytheon Company, to which the Staff recently granted relief under Rule 14a-8(i)(10) in response to a shareholder proposal identical to the Proposal. *See Raytheon Co.* (Jan. 26, 2005) ("***Raytheon***") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "[i]f a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders"). In *Raytheon* the Staff granted relief under Rule 14a-8(i)(10) where the company's shareholder rights plan policy addressed both elements of the shareholder proposal: shareholder approval/ratification or redemption/expiration within a specified time period. Similar to Raytheon's policy, the Revised Policy Statement provides that any future shareholder rights plan must be redeemed or caused to expire unless it is submitted to a shareholder vote within one year of board adoption.

We note that the SEC granted relief in *Raytheon* even though Raytheon's shareholder rights plan policy did not require redemption or a shareholder vote within "4-months" of adoption of a shareholder rights plan by the company's board, as specified by the proposal, but instead set a one-year time period for such action. *Id.* Here, the Revised Policy Statement similarly states "[i]f the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a shareholder vote or redeem the plan or cause it to expire." We submit that the Revised Policy Statement effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has been substantially implemented by the company, rendering it moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *See Exchange Act Release No. 20091*, at E.6 (Aug. 16, 1983). It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Humana, Inc.* (Feb. 27, 2001) (Staff concurring that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach); *Masco Corp.* (Mar. 29, 1999) (proposal requesting that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company, was excludable as substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment). As the Company's Board has done, the Raytheon board adopted a policy which requires that, if the board adopts a shareholder rights plan without shareholder approval, the plan will be submitted to shareholders or will expire within a specified time period. The Staff found that by adopting this policy, the shareholder proposal had been substantially implemented by Raytheon, even though the policy required shareholder ratification or expiration of the plan within one year rather than four months. As in *Raytheon*, we believe that the Revised Policy Statement substantially implements the Proposal.

We note that recently the Staff denied no-action on Rule 14a-8(i)(10) grounds in response to no-action requests regarding shareholder proposals identical to the Proposal. *See AT&T Corp.* (Jan. 24, 2005) ("*AT&T*"); *Electronic Data Systems Corp.* (Jan. 24, 2005) ("*EDS*"); *PG&E Corp.* (Jan. 21, 2005) ("*PG&E*"); *Allegheny Energy, Inc.* (Jan. 17, 2005) ("*Allegheny*"). These no-action letters are distinguishable from *Raytheon* and the Request for Reconsideration because the shareholder rights plan policies of *AT&T*, *EDS*, *PG&E* and *Allegheny* did not provide that any future rights plan would be redeemed/caused to expire or be submitted to a shareholder vote within a specified time period after the rights plan is adopted by the board without prior shareholder approval. *See AT&T* (policy stating that "[n]o shareholder rights plan will be adopted unless (i) approved by shareholders in advance or (ii) a majority of the independent directors determine, in the exercise of their fiduciary duties, that it is in the best interests of shareholders to adopt the plan without shareholder approval"); *EDS* (policy stating that "[t]he Board will only adopt a rights plan if either (1) [the company's] stockholders have approved adoption of the rights plan or (2) the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of [the company's] stockholders to adopt a rights plan without seeking stockholder approval"); *PG&E* (policy providing that "if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension"); *Allegheny* (policy states that the company's board of directors "intends to take all necessary action to obtain stockholder approval for the adoption or extension of any new rights agreement"). Unlike these policy statements, the Revised Policy Statement, like the policy statement in *Raytheon*, provides a mechanism by which a shareholder rights plan adopted by the Board will be redeemed or caused to expire (or will expire in the case of Raytheon) if it is not put to a shareholder vote within a specified time period. The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters that have been favorably acted upon by management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). In our view, the Company's Board has substantially responded to the Proposal by adopting the Revised Policy Statement. Accordingly, we believe the Company may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2005 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Very truly yours,



J. Sue Morgan

Enclosures

cc: John Chevedden
Mark Pacioni, The Boeing Company

EXHIBIT A



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 17, 2005

RECEIVED
JAN 24 2005
PERKINS COIE

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 21, 2004

VIA OVERNIGHT COURIER


PROCESSING
SECTION
DEC 2 2 2004
179
SEC MAIL
WASH., D.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 2, 2004, Boeing received a proposed shareholder resolution and supporting statement from Ray Chevedden, with John Chevedden as proxy (the "***Proponent***" or "***Mr. John Chevedden***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. Later, on November 23, 2004, the Proponent submitted a revised shareholder resolution and supporting statement (together, the "***Proposal***"). The Company, as it is permitted to do under *Staff Legal Bulletin No. 14* at E(2), accepted the revised Proposal.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Mr. Ray Chevedden and Mr. John Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal or portions thereof from the proxy materials. Mr. Ray Chevedden's letter to the Company submitting the Proposal appoints Mr. John Chevedden as proxy to act on behalf of Mr. Ray Chevedden on shareholder matters concerning the Proposal. Mr. Ray Chevedden's letter also requests that all future communications be directed to Mr. John Chevedden.

To the extent that any reasons for exclusion stated in this letter are based on matters of Delaware law, the opinion of Richards, Layton & Finger ("***Delaware Counsel***") attached as **Exhibit B** will serve as a supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

The Proposal

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal or portions thereof from the 2005 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Under Rule 14a-8(i)(10), a company may exclude a proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-20091* (Aug. 16, 1983) at E.6. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters, which have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the company's actions in order for the shareholder's proposal to be excluded. *Exchange Act Release No. 20091* (Aug. 16, 1983) at E.6. It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Humana, Inc.* (Feb 27, 2001) (Staff concurring that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach); *Masco Corp.* (Mar. 29, 1999) (proposal requesting that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company, was excludable as substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment).

The Company's policy "substantially implements" the Proposal and, therefore, the Proposal is excludable under Rule 14a-8(i)(10). The Company does not currently maintain a shareholder rights plan. The Company's policy, adopted by the Company's

Board of Directors (the "***Board***") on March 4, 2004 (the "***Policy Statement***") attached as **Exhibit C** provides as follows:

> *Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders.*

The Company has included the Policy Statement in its Corporate Governance Principles, which are available on the Company's website.

Last year, Mr. James Janopaul, with Mr. John Chevedden acting as proxy, submitted a substantially similar proposal (the "***Prior Proposal***") to the Company, which stated:

> *RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.*

The Staff concurred in the Company's exclusion of the Prior Proposal from its 2004 proxy statement on the grounds that the Policy Statement substantially implemented the Prior Proposal. *See The Boeing Co.* (Mar. 15, 2004).

We do not believe there are any meaningful differences between the Proposal and the Prior Proposal, and therefore we believe that the Policy Statement substantially implements both proposals. The Proposal requests that "any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board." The Prior Proposal requested that the Board "submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical." Last year, the Staff concurred in the exclusion of the Prior Proposal where the Company's Policy Statement provided that the Board, subject to its continuing fiduciary duties, shall submit the adoption of a shareholder rights plan to a vote of shareholders, with no timing specified. *See The Boeing Co.* (Mar. 15, 2004). Accordingly, the timing of a shareholder vote on the adoption of a shareholder rights plan or its redemption or, in the language of the Prior Proposal, the "adoption, maintenance or extension" of a shareholder rights plan, should not be viewed by the Staff as a reason to distinguish the Proposal from the Prior Proposal or the Policy Statement where the Board has committed to obtain shareholder approval of a shareholder rights plan, subject to its continuing fiduciary duties.

Omission of the Proposal under Rule 14a-8(i)(10) would be consistent with the position taken by the Staff in several no-action letters where the company policy stated that the board shall submit a shareholder rights plan for shareholder approval, with no timing specified, subject to the board's continuing fiduciary duties, where the shareholder proposal called for shareholder approval at the earliest possible or subsequent shareholder election. *See, e.g., ConAgra Foods, Inc.* (July 1, 2004); *Mattel Inc.* (Mar. 24, 2004); *Weyerhaeuser Co.* (Mar. 8, 2004); *3M Co.* (Feb 17, 2004); *Hewlett-Packard* (Dec. 24, 2003); *see also, e.g., Southwest Airlines Co.* (Mar. 31, 2004); *General Motors Corp.* (Mar. 3, 2004); *Borders Group, Inc.* (Mar. 1, 2004); *Exxon Mobil Corp.* (Feb. 23, 2004); *Bristol-Myers Squibb Co.* (Feb. 11, 2004); *Occidental Petroleum Corp.* (Jan. 29, 2004); *The Allstate Corp.* (Jan. 28, 2004); *Honeywell Int'l, Inc.* (Jan. 27, 2004); *Marathon Oil Corp.* (Jan. 16, 2004), where no-action relief was granted to companies with respect to similar proposals where the company policy was to obtain prior shareholder approval of the adoption of a shareholder rights plan, subject to the board's fiduciary responsibilities and, where such approval was not obtained, to provide that the rights plan would expire unless ratified by shareholders within one year of adoption.

The Policy Statement includes a provision permitting the Board not to submit a shareholder rights plan to a shareholder vote if the Board determines that bypassing a shareholder vote is necessary under the circumstances to fulfill the Board's fiduciary duty. Although the Proposal fails to include similar "fiduciary-out" language, the Policy Statement nonetheless substantially implements the Proposal because the fiduciary-out provision is required by Delaware law, the jurisdiction in which the Company is incorporated. As described in full in **Exhibit B**, Delaware Counsel has opined that "any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware."

The Staff has consistently granted relief to Delaware companies with policies containing "fiduciary-out" provisions, including Boeing. *See, e.g., The Boeing Co.* (Mar. 15, 2004); *ConAgra Foods Inc.* (July 1, 2004); *Safeway, Inc.* (Apr. 1, 2004);

Mattel Inc. (Mar. 24, 2004); *3M Co.* (Feb. 17, 2004); *Praxair, Inc.* (Feb. 13, 2004); *Bristol-Myers Squibb Co.* (Feb. 11, 2004); *The Allstate Corp.* (Jan. 28, 2004); *Honeywell Int'l, Inc.* (Jan. 27, 2004).

Accordingly, we believe that the Company has substantially implemented the Proposal and may properly exclude it from its 2005 Proxy Statement pursuant to Rule 14a-8(i)(10).

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements that are irrelevant to shareholders considering the Proposal and would likely confuse shareholders about the matter they are voting on.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." While *Staff Legal Bulletin No. 14B* ("*SLB 14B*") has clarified the use of Rule 14a-8(i)(3) as a basis for excluding false and misleading statements in shareholder proposals, *SLB 14B* makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where the statement is "irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *SLB 14B* at B.4.

By letter of December 14, 2004, we brought the statements described below to the attention of Mr. John Chevedden and explained the grounds upon which we believe they are excludable under Rule 14a-8(i)(3) and *SLB 14B*. In a follow-up telephone conversation on December 21, 2004 with Company counsel, Mr. John Chevedden declined to delete the statements, making this no-action letter request necessary.

Paragraph 7 of the Proposal states:

Progress Begins with a First Step
I believe that the advantage taking the above RESOLVED step is reinforced by

viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:
• Shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
• Our Directors failed to remedy this even after our 4 majority shareholder votes calling for annual election of each director. The 4 majority votes were based on yes and no votes cast.
• An awesome 75% shareholder vote was required to make certain key changes – entrenchment concern.
• Four directors were allowed to hold from 4 to 7 director seats each – over-extension concern.
• In 2003 our CEO had $32 million in unexercised stock options from previous years.
Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
• Four CEOs were on our board – concern that CEOs can tend to overpay fellow CEOs.
I believe the above slate of under-achievement practices reinforce the advantage to adopt the one RESOLVED statement here to help in improving our overall corporate governance scores.

All of paragraph 7 of the Proposal may be excluded as irrelevant to a consideration of the subject matter of the Proposal. The subject matter of the Proposal is whether shareholders should ratify the adoption of a shareholder rights plan by the Board. Each of the statements in paragraph 7 relates to matters of corporate governance entirely irrelevant to a consideration of shareholder ratification of shareholder rights plans.

The Staff has granted relief in the past to the Company and other companies where a supporting statement contains information irrelevant to a consideration of the subject matter of the proposal. *See The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete several statements, including "[f]rom the text [of a Company study] our management appears to over-rely on an entrenched long-term strategy," among others, based on the Company's argument that the statements were misleading and irrelevant to a proposal for annual elections of directors); *The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete several statements regarding corporate governance matters unrelated to the proposal, based on the Company's argument that the statements were misleading and inflammatory and irrelevant to a proposal regarding shareholder rights plans); *Sara Lee Corp.* (Mar. 31, 2004) (concurring in exclusion of a supporting statement that consisted of copies of newspaper articles on a variety of topics unrelated to the proposal); *Weyerhaeuser Co.* (Jan. 26, 2004) (directing the proponent to delete statements regarding the Sustainable Forestry Initiative based, in part, on the company's argument that the Sustainable Forestry Initiative was irrelevant to board declassification, the topic of the proposal); *AMR Corp.* (Apr. 4, 2003) (directing the proponent to delete references to other companies that had redeemed or sought shareholder approval of shareholder rights plans based, in part, on the company's argument that this reference was misleading and irrelevant to the topic of the proposal); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to delete statements regarding the derivation of the company's land subsidies based, in part, on the company's argument that these statements were irrelevant to the topic of the proposal).

In addition, portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14(a)(9) because they impugn the character, integrity and personal reputation of members of the Board and the Company's management.

SLB 14B makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where statements "directly or indirectly impugn character, integrity, or personal reputation or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

The **sixth bullet in paragraph 7** states:

- *Four CEOs were on our board - concern that CEOs can tend to overpay fellow CEOs.*

This statement impugns the character, integrity and personal reputation of the CEOs serving on the Board by suggesting, without factual foundation, that they might not act impartially in the exercise of their fiduciary duties in determining reasonable compensation for the Company's CEO.

The **final sentence of paragraph 7** states:

- *I believe the above slate of under-achievement practices reinforce the advantage to adopt the one RESOLVED statement here to help in improving our overall corporate governance scores.*

The assertions that the Board has "under-achieved" and that the Company's "corporate governance scores" need improvement impugn the character, integrity and personal reputation of the Board and the Company's management without factual foundation.

The Staff has granted relief in the past to the Company and other companies where a statement impugned the character, integrity or personal reputation of directors. *See The Boeing Co.* (Feb. 26, 2003) (directing the Proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the Company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the Board); *First Energy Corp.* (Feb. 23, 2004) (instructing the proponent to delete "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); *General Electric Co.* (Jan. 25, 2004) (instructing the proponent to delete statements based on the argument that the statements impugned the character of the company's board and management); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *Honeywell Int'l, Inc.* (Jan. 15, 2003) (directing the proponent to delete multiple statements from his proposal based on the company's argument that such statements impugned the character and integrity of the company's board of directors).

* * * * *

For the foregoing reasons, we believe that the Proposal or at least portions thereof may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: John Chevedden
Ray Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

EXHIBIT A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

11-23-04 UPDATE
[signature]

Mr. Lewis Platt
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Dear Mr. Platt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] 10-22-04

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[November 23, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- Our Directors failed to remedy this even after our 4 majority shareholder votes calling for annual election of each director. The 4 majority votes were based on yes and no votes cast.
- An awesome 75% shareholder vote was required to make certain key changes – entrenchment concern.
- Four directors were allowed to hold from 4 to 7 director seats each – over-extension concern.
- In 2003 our CEO had $32 million in unexercised stock options from previous years.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- Four CEOs were on our board – concern that CEOs can tend to overpay fellow CEOs.

I believe the above slate of under-achievement practices reinforce the advantage to adopt the one RESOLVED statement here to help in improving our overall corporate governance scores.

If a company has a number of bad grades it is all the more important to address the one subject at hand. Our Corporate Secretary's office can provide the name and email address of the proponent by telephone.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 17, 2004

The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Mr. Ray T. Chevedden on behalf of the Chevedden Trust (as hereinafter defined), with Mr. John Chevedden as Proxy (the "Proponent"). The Proponent intends to present the Proposal at the 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 26, 2004 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended through December 13, 2004; and

(iii) the letter (the "October 22, 2004 Letter"), dated October 22, 2004, from Ray T. Chevedden on behalf of The Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 (the "Chevedden Trust"), attaching the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On March 4, 2004, the Board of Directors of the Company (the "Board") adopted the following policy statement (the "Policy Statement") after consideration of the rights plan-related stockholder proposals that received significant levels of stockholder support at the Company's 2003 annual meeting of stockholders:

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit any future rights plan to a vote of the shareholders.

The Policy Statement is included as part of the Company's corporate governance principles that are posted on its internet site.

Through the October 22, 2004 Letter, the Chevedden Trust submitted the Proposal, which reads, in relevant part, as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Company is proposing to omit the Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a shareholder rights plan adopted by the Board be redeemed or put to a stockholder vote within 4 months after its adoption by the Board, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement. For the reasons set forth below, it is our view that the laws of the State of Delaware require a board of directors to except from a commitment or requirement limiting the discretion of the board of directors with respect to a stockholder rights plan actions necessary for the board to act in a manner required by its fiduciary duties.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without retaining the ability to act in a manner required by its fiduciary duties would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the

[Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Indeed, in a recent decision James v. Furman, C.A. No. 597-N, slip op. at 11 (Del. Ch. Nov. 16, 2004), the Delaware Court of Chancery declined to dismiss a claim that the board of directors of Greenbrier Companies, Inc. ("Greenbrier") had impermissibly delegated to Greenbrier officers and counsel the authority to make changes to the terms of a rights plan in violation of Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption

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[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of

of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch.

General Corporation Law, which is specifically reserved to the Board of Directors by statute. Unlike the bylaw amendments at issue in Hollinger, there is no statutory basis for stockholders, through amendment to the bylaws or otherwise, to place conditions or restrictions on the power of the board to adopt or redeem a rights plan.

Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation to a corporation's stockholders of the final authority to approve a future rights plan within four months of its adoption by the board or requiring that the board redeem the plan would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board submit a rights plan to a stockholder vote within four months of its adoption would significantly reduce the board's ability to respond for the duration of a significant, persistent threat. Mr. Chevedden's supporting statement (as revised on November 23, 2004) acknowledges as much:

> I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12- month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest.

The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption of a stockholder rights plan to a stockholder vote within 4 months of adoption or redeem the plan, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances significantly diminishes the ability of the Board to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without excepting from such commitment the ability to act in a manner required by its fiduciary duties would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, redemption, termination or amendment of a stockholder rights plan by requiring in all cases that a shareholder rights plan adopted by the Board be redeemed or put to a stockholder vote within 4 months of its adoption by the Board, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS

EXHIBIT C

Secretary's Certificate

I, James C. Johnson, hereby certify that I am the Secretary of The Boeing Company (the "Company"), a Delaware corporation, and that the attached is a true and correct copy of the statement adopted by the Company's Board of Directors by unanimous written consent on March 4, 2004.

IN WITNESS WHEREOF, I have hereunto subscribed my name.



James C. Johnson

Dated: March 8, 2004

Revised Policy Statement

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill Vote within 4-Months
Proponent: John Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

The next paragraph of the proposal states:
"I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock -- or an exchange for shares in a more valuable company."

The company apparently accepts without objection the second paragraph of the proposal regarding the "material difference between a shareholder vote within 4-months in contrast to our current 12-month lag in a vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be fatally inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

Furthermore there seems to be a fundamental contradiction if a proposal calling for a vote is purportedly implemented by a policy that allows absolutely no vote whatsoever.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The text in the company policy provides a loophole to avoid any shareholder vote whosoever. The loophole follows in italics apparently in order of priority: "*Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances*, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders." (Italics added) This policy is further corrupted by failing to provide any direction whatsoever on the maximum time that the company can delay a vote – given the slim chance of any vote whatsoever.

There is a substantial difference between the text of this proposal to The Boeing Company for the 2005 annual meeting and the company-cited old proposal to Borders Group, Inc. (March 1, 2004). The proposal to Borders was similar to the old proposal to the Hewlett-Packard Company (December 24, 2003) and a number of other companies for 2004 annual meetings:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

The company and its second opinion fail to focus on why the company is purportedly stranded where it is now and could not move further in direction of the shareholder proposal and still be consistent with "fiduciary duty."

The company argument, including a second opinion, is ambiguous or unfinished by failing to explain whether Delaware law would preclude a shareholder vote on a poison pill after it is approved "by a majority of the independent members of the board."

The company disputes text on points in its corporate governance. This company dispute appears to be in contradiction to the practice of companies to cite their own general corporate governance highlights in their management position statements in response to shareholder proposals. For instance The Boeing Company 2004 definitive proxy contained the following management position text on its overall governance in response to a specific shareholder proposal on annual election of each director:

"*Corporate Governance*. The Board of Directors is committed to first-rate corporate governance and continually examines the Company's practices in light of the changing environment. The Company has adopted Corporate Governance Principles, which appear on page 14 of this proxy statement, that focus on the independence and quality of the members of the Board and its effective functioning."

I believe that it would be a credible claim that no shareholder has ever been able to exclude from management position text any company statements related generally to a company's governance. Then why should a company have such unequal power to be used against the shareholder?

According to SLB No. 14B:
Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ...

* substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

Contrary to the company argument, the company has not claimed any doubt on the subject of this proposal.

The attached news release includes the following text on concern that CEOs can tend to overpay fellow CEOs:
"The PayWatch website shows how CEOs often use varied methods to manipulate their boards: they put their fellow CEOs -- or even their lawyer or banker -- on the compensation committee, do business deals with committee members, and even put themselves on the compensation committee."

The company inscrutably claims that there is no "factual foundation" for the sentence, "I believe the above slate of under-achievement practices reinforce …" when it disputes only one of the "above" bullet points – the item about CEOs.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Mark Pacioni

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APRIL 7, 1999 2:00 PM
FOR IMMEDIATE RELEASE
CONTACT: AFL-CIO
Lane Windham (202) 637-3962 - Pager: 1-888-858-7243 Pin *119181
Bill Patterson (202) 637-5372

Corporate Compensation Committees Rigged to Overpay CEOs; AFL-CIO "PayWatch" Website Reveals S&P 500 Companies with Committee Conflicts

WASHINGTON - April 7 - As new executive compensation figures are revealed this week, the updated AFL-CIO Executive PayWatch website (www.paywatch.org) spotlights the methods CEOs use to drive up their paychecks. The AFL-CIO exposes company directors on compensation committees who have conflicts of interest with the executives they are supposed to oversee.

The average CEO of a major corporation made 326 times more than the typical American factory worker in 1997. That's up from 42 times more in 1980 and 85 times more in 1990. The AFL-CIO's award-winning website projects that at this rate, CEO pay packages will be 150,000 times that of the average American factory workers in 2050.

Executive PayWatch also allows workers to compare what their paycheck would be like today if it had grown at the same rate as the average CEO's. For example, a worker earning $25,000 five years ago would make $138,350 a year today. If current CEO pay trends continue, that worker will make an amazing $542,968 in five more years.

"CEO pay is clearly out-of-control and conflicted, 'country-club' boards are some of the main culprits," said Richard Trumka, AFL-CIO Secretary-Treasurer. "How do CEOs assure they make a mint? They sit on their own compensation committee or stack the deck in their favor with their friends and colleagues. Meanwhile, American factory workers are suffering lay-offs, often at the very same companies which have these rigged boards."

Corporations abroad do not pay stratospheric sums to their CEOs, the AFL-CIO pointed out. When Germany's Daimler-Benz acquired the substantially smaller American car producer Chrysler, Chrysler CEO Robert Eaton was making eight times the salary of Daimler-Benz CEO Juergen Schrempp. In Germany, the average CEO makes just 25 times the average person's wage.


The PayWatch website shows how CEOs often use varied methods to manipulate their boards: they put their fellow CEOS --or even their lawyer or banker -- on the compensation committee, do business deals with committee members, and even put themselves on the compensation committee.

Nike CEO Phil Knight benefits from a deal with a director who helps set his pay. As a director of Nike, former Georgetown University Coach John Thompson helped give Knight a salary which is more than 2000 times the wage of a Nike factory worker in China -- a worker who works 12 hours a day, seven days a week. Thompson received more than $400,000 in endorsement money from Nike in 1998.

MBNA CEO Alfred Lerner knows whom he should credit for his $10 million pay package: his former college roommate, MBNA lawyer, and compensation committee chairman James Berick. In 1998, Berick helped Lerner purchase the Cleveland Browns football team by acting as Lerner's attorney to the deal. Just six months later the MBNA Board of Directors approved a ten-year, $30 million marketing agreement with the Cleveland Browns.

"It doesn't have to be this way," asserted Trumka. "CEOs and directors must be held accountable for soaring executive pay. The conflicts must be cleaned up." In a letter to each conflicted director exposed on Executive PayWatch, the AFL-CIO is demanding their immediate resignation from the compensation committee.

The AFL-CIO lauded John Lauer, CEO of Oglebay Norton, an industrial sands and shipping company on the S&P 500, as a CEO pay hero. A doctoral student in management, his dissertation concludes that executive overpay has a negative effect on employee loyalty and productivity. His own pay package is entirely performance based--he draws no salary, is eligible for a performance bonus capped at $200,000, and has received only premium-priced stock options. He even bought $1,000,000 worth of stock with his own money.

Union members are demanding a check on corporate salaries. At United Airlines, worker shareholders insisted that CEO pay be linked to employee satisfaction. The employee stockholders drafted a shareholder proposal, that would most likely pass given the workers' shareholder votes, and thus convinced management to agree to the new CEO pay arrangement.

Shareholders, including labor-affiliated pension funds, are also fighting back against executive excess. Executive PayWatch details five innovative shareholder proposals designed to curtail excessive executive pay at Citigroup, BankAmerica, Chubb, Sherwin-Williams, and Chiquita.

The AFL-CIO PayWatch website had 3.3 million hits last year and ten million since its inception in 1997.

###

[November 23, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- Our Directors failed to remedy this even after our 4 majority shareholder votes calling for annual election of each director. The 4 majority votes were based on yes and no votes cast.
- An awesome 75% shareholder vote was required to make certain key changes – entrenchment concern.
- Four directors were allowed to hold from 4 to 7 director seats each – over-extension concern.
- In 2003 our CEO had $32 million in unexercised stock options from previous years.
  Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- Four CEOs were on our board – concern that CEOs can tend to overpay fellow CEOs.

I believe the above slate of under-achievement practices reinforce the advantage to adopt the one RESOLVED statement here to help in improving our overall corporate governance scores.

If a company has a number of bad grades it is all the more important to address the one subject at hand. Our Corporate Secretary's office can provide the name and email address of the proponent by telephone.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor

EXHIBIT B

Assistant Secretary's Certificate

I, Mark R. Pacioni, hereby certify that I am the Assistant Secretary of The Boeing Company (the "Company"), a Delaware corporation, and that the attached is a true and correct copy of the Shareholder Rights Plan adopted by the Company's Board of Directors by unanimous written consent on February 23, 2005.

IN WITNESS WHEREOF, I have hereunto subscribed my name.

Mark R Pacioni

Mark R. Pacioni

Dated: February 28, 2005

Shareholder Rights Plan

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire.

CFLETTERS

From: John Chevedden [jr7cheve7@earthlink.net]
Sent: Thursday, March 03, 2005 12:24 AM
To: CFLETTERS@SEC.GOV
Subject: Shareholder Position on Company Request for Reconsideration: Boeing Poison Pill

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 2, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company Request for Reconsideration Rule 14a-8
Proposal: Poison Pill Vote within 4-Months
Proponent: Ray T. Chevedden

Ladies and Gentlemen:

There will be a shareholder response to the company March 1, 2005 appeal. The company, with its vastly superior resources, is forcing an excessive burden on shareholders with multiple last-minute Requests for Reconsideration while crying about a deadline.

It is respectfully requested that a decision not be reached until after the shareholder position is considered.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Mark Pacioni

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2005 MAR -7 PM 5:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

The Boeing Company (BA)
Shareholder Position on Company Request for Reconsideration
Rule 14a-8 Proposal: Poison Pill Vote within 4-Months
Proponent: Ray T. Chevedden

Ladies and Gentlemen:

The Staff did not concur with PG&E in PG&E Corporation (January 21, 2005). Although the PG&E December 22, 2004 No Action request, Page 2 in particular mandated a shareholder vote within 12-months of pill adoption:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E policy explicitly requires "a shareholder vote within 12 months of such [poison pill] adoption or extension."

In contrast the Raytheon December 23, 2004 no action request, page 2 (exhibit attached) explicitly quotes its policy as not requiring a vote:
"If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders."

Furthermore the January 31, 2005 shareholder Request for Reconsideration regarding Raytheon Company (January 26, 2005) has yet to be decided. I believe it is significant that Raytheon has made absolutely no response to the shareholder Request for Reconsideration. This shareholder request stated:
Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

The text of the proposal to Raytheon reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

For the above reasons it is respectfully requested that concurrence not be granted to the company based on reconsideration.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
Mark Pacioni

Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw.

BACKGROUND

On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy). The Corporation believes the Policy provides the Board of Directors with the flexibility to adopt or extend a shareholder rights plan in a manner and in a timeframe consistent with the Board's duty to act in the best interests of the Corporation and its shareholders and still subjects any such shareholder rights plan to shareholder vote within a reasonable time period.

Among other things, the Policy responds to the fact that shareholders at the 2004 annual meeting approved a proposal relating to shareholder rights plans. More details regarding the history of shareholder rights plans and shareholder proposals follow:

- In December 2000, the Corporation's Board of Directors adopted a Shareholder Rights Plan (Plan). The Plan was adopted at the height of the California energy crisis when the Corporation and its subsidiary, Pacific Gas and Electric Company, were facing an uncertain future.

- At the Corporation's 2003 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors redeem the Plan and not adopt or extend any shareholder rights plan unless such adoption or extension was submitted to a shareholder vote. This proposal was represented by John Chevedden.

- On February 18, 2004, PG&E Corporation's Board of Directors voted to terminate the Corporation's Shareholder Rights Plan upon Pacific Gas and Electric Company's impending exit from Chapter 11.

- On April 12, 2004, Pacific Gas and Electric Company emerged from bankruptcy, and all rights issued under the Plan expired on that date.

- At the Corporation's 2004 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot and that any material change or

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

I. Background

In each of the last five years, Raytheon has received and included in its annual meeting proxy statements shareholder proposals submitted by John Chevedden on behalf of himself or a relative, concerning the adoption of shareholder rights plans or "poison pills."

Prior to the 2004 annual meeting, Raytheon's Board of Directors (the "Raytheon Board") voted to terminate Raytheon's existing shareholder rights plan as of March 1, 2004. As a result, Raytheon has not had a shareholder rights plan since that date.

At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal"), also submitted by the Proponent, was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholders rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In October 2004, the Raytheon Board approved a formal policy concerning the adoption of any future shareholder rights plan by Raytheon (the "Policy"). The Policy commits the Raytheon Board to obtain shareholder approval prior to adopting a shareholder rights plan, unless the Raytheon Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of Raytheon and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

Raytheon announced the adoption of the Policy by press release on November 2, 2004. At the time of adoption of the Policy, the Raytheon Board amended Raytheon's Governance Principles, which are publicly available on Raytheon's website, to include this Policy.

Raytheon issued a press release announcing the adoption of this Policy at approximately 9:30 a.m. E.T. on November 2, 2004. The Proponent's first version of the Proposal, attached to this letter as Exhibit B, was received by Raytheon at approximately 7:00 p.m. E.T. on November 2, 2004. On November 24, 2004, the Proponent submitted the current Proposal, which is almost identical in text to the first version and apparently intended to supersede the first version.

From: J [olmsted7p@earthlink.net]
Sent: Monday, March 07, 2005 5:13 PM
To: CFLETTERS@SEC.GOV
Subject: REQUEST FOR RECONSIDERATION, EDS: Poison Pill

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 7, 2005
7th Copy for Date-Stamp Return

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Electronic Data Systems Corporation (EDS) Rule 14a-8 Proposal: Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal calls for a poison pill vote or redemption within 4-months. The company implicitly claims that multiplying the 4-month period by 3-times or not multiplying it at all is substantially the same. In other words this is a theory that if a company falls within a 3-times multiplier of a key rule 14a-8 proposal provision it has substantially implemented the proposal.

This would be similar to arguing that 3-year director terms are substantially the same as one-year director terms. Accordingly, the company claim could lead to companies arguing that shareholder proposals calling for one-year director terms are substantially implemented by 3-year director terms falling within a 3-times multiplier. Using the words of the Raytheon argument on this proposal topic, 3-year terms and one-year terms for directors would differ "only in a detail the specific time frame."

For this reason and the earlier supporting letters it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: David Hollander
Ray T. Chevedden